Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 20-13

Alianza Minerals Expands Twin Canyon Project & Defines Large Gold in Soils Anomaly

Vancouver, B.C., August 31, 2020 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) reports that it has expanded the size of the Twin Canyon project in southwestern Colorado by staking and has completed an initial soil geochemical sampling and prospecting program with positive results. Twin Canyon hosts disseminated gold mineralization in sandstone and was the site of a small mining operation dating back to the 1950s.

Alianza expanded the size of the property to over 450 hectares (over 1,100 acres) through staking.  Staking targeted extensions of the prospective host Junction Creek sandstone unit where gold mineralization can occur. In the areas where gold mineralization is present, the host sandstone unit is bleached and spotted with bitumen, with small amounts of limonite after pyrite. Optical and microprobe work carried out on mineralized samples indicate a direct gold – bitumen association raising the novel possibility that the mineralizing process at Twin Canyon is driven by those associated with petroleum basin development.  A small underground gold mine (the Charlene Mine) operated at Twin Canyon dating back to the mid-1950s. Historic sampling of the underground workings has returned grab samples ranging from 0.1 to 15.77 g/t gold. Twenty-eight historic channel samples 1.5 to 10 metres in length were anomalous in gold, eight of which exceeded 2 g/t gold (including a highlight of 8.1 g/t gold over 3 metres).

“We are very encouraged by our initial foray in the field at Twin Canyon,” stated Jason Weber, P.Geo., President and CEO of Alianza. “Demonstrated gold anomalies in both rocks and soils over a combined area that now covers in excess of 3.2 square km provides evidence of the potential for a large gold mineralizing system across the structural antiform that hosts the past-producing Charlene Mine. We look forward to getting back in the field to expand our soils coverage and continue prospecting to determine the ultimate size of the system.”

An initial BLEG soil sampling campaign targeted the upper portions of the Junction Creek Sandstone outboard from the Charlene mine and returned a coherent anomaly ranging from 20 – 460 ppb gold measuring over 1,900 m long by 100 m wide. This expands the area of anomalous soil results four-fold and provides proof of concept that Twin Canyon may be host to a much larger gold mineralizing system than observed at the Charlene Mine.

Reconnaissance prospecting of targeted areas of the project successfully discovered bitumen-spotted sandstone that returned 0.148 g/t gold in a grab sample within the soil anomaly approximately 350 m southeast from the Charlene Mine. A second prospecting discovery located approximately 1.3 kilometers northeast of the Charlene Mine returned 0.208 g/t gold in a grab sample of bitumen-spotted altered Junction Creek Sandstone in an area that is not covered by soil sampling.  This important result opens up a significantly larger area of the Junction Creek sandstone to being prospective for gold mineralization and will be a top priority for follow up exploration.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 109.0 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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